Contact

www.linkedin.com/in/dehodges
(LinkedIn)

Top Skills

Variable Data Printing
B2B eCommerce
Graphic Design

Debbie Hodges

Graphic Designer/Editor/Variable Data Specialist
Woods Cross, Utah, United States

Experience

Debbie Hodges Creative Services
Freelance Graphic Designer
February 2017 - Present (7 years 7 months)

AlphaGraphics Central Las Vegas
Graphic Designer
December 2019 - November 2021 (2 years)

CB SkyShare
Freelance Graphic Designer
January 2020 - July 2021 (1 year 7 months)

Klymit
Order Processor
April 2017 - October 2017 (7 months)

AlphaGraphics Bountiful
Director of Marketing and Creative Services
February 2011 - February 2017 (6 years 1 month)

AlphaGraphics on University
Graphic / Web Designer
2009 - January 2011 (2 years)

Firespring
Production Associate
2008 - 2009 (1 year)

Union College (NE)
Graphic Design Intern
2007 - 2007 (less than a year)

Education

Union Adventist University

BS, Business Administration with emphasis in Marketing · (2005 - 2009)

Campion Academy

· (2001 - 2005)